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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13G


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ______________)*


                                   Sonic Solutions
--------------------------------------------------------------------------------
                                   (NAME OF ISSUER)


                       Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)


                                     835460-10-6
--------------------------------------------------------------------------------
                                    (CUSIP NUMBER)


                                    March 31, 1998
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)
          [X]  Rule 13d-1(c)
          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5 Pages
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CUSIP No 406545103
Page 2 of 5 Pages

-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hambrecht & Quist Guaranty Finance, LLC
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a) /   /
        (b) /  /
-------------------------------------------------------------------------------
   3    SEC USE ONLY

-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States.

-------------------------------------------------------------------------------
                    5    SOLE VOTING POWER

 NUMBER OF SHARES        631,904
   BENEFICIALLY
   OWNED BY EACH
 REPORTING PERSON
       WITH
                    -----------------------------------------------------------
                    6    SHARED VOTING POWER
                         -0-
                    -----------------------------------------------------------
                    7    SOLE DISPOSITIVE POWER

                         631,904

                    -----------------------------------------------------------
                    8    SHARED DISPOSITIVE POWER

                         -0-

-------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        631,904
-------------------------------------------------------------------------------
   10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        /   /
-------------------------------------------------------------------------------
   11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.7%

-------------------------------------------------------------------------------
   12   TYPE OF REPORTING PERSON*

        CO

-------------------------------------------------------------------------------
                         *SEE INSTRUCTION BEFORE FILLING OUT
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CUSIP No 406545103
Page 3 of 5 Pages


ITEM 1.

     (a)  NAME OF ISSUER:

     Sonic Solutions (the "Issuer")

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     101 Rowland Way, Suite 110
     Novato, CA 94945

ITEM 2.

     (a)  NAMES OF PERSONS FILING:

     Hambrecht & Quist Guaranty Finance, LLC

     (b)  ADDRESS OF PRINCIPAL OFFICE:

     The address of Hambrecht & Quist Guaranty Finance LLC is One Bush Street, San Francisco, CA 94104.

     (c)  CITIZENSHIP:

     California limited liability company

     (d)  TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $0.01 per share

     (e)  CUSIP NUMBER:

     835460-10-6

ITEM 3.   TYPE OF REPORTING PERSON:

          If this statement is filed pursuant to 240.13d-1(b) pr 240.13d-2(b) or
(c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company as defined in section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e)  [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
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CUSIP No 406545103
Page 4 of 5 Pages

     (g) [ ] A parent holding company or control person in accordance with 240.13d-1)b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box [X].

ITEM 4.  OWNERSHIP:

     Reference is made to Items 5-9 and 11 of the cover page to this Schedule, which Item is incorporated by reference herein. According to information contained in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997, there were 7,653,940 shares of Common Stock issued and outstanding as of January 31, 1998. As of March 31, 1998, Hambrecht & Quist Guaranty Finance, LLC ("H&Q Guaranty Finance") beneficially owned 631,904 shares of the Issuer's Common Stock.

     Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the individual directors, executive officers, members and/or managers of the H&Q Guaranty Finance might be deemed "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Inapplicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Inapplicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Inapplicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Inapplicable

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CUSIP No 406545103
Page 5 of 5 Pages

ITEM 9.   NOTICE OF DISSOLUTION OF THE GROUP:

          Inapplicable

ITEM 10.  CERTIFICATION:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 9, 1998

HAMBRECHT & QUIST GUARANTY FINANCE, LLC

By:   Andrew Kahn
    -----------------------------------------

Its:  Chief Operating Officer
    -----------------------------------------